MECHEL REPORTS THE 2012 FINANCIAL RESULTS

Revenue amounted to $11.3 billion
Consolidated adjusted EBITDA amounted to $1.3 billion
Net loss attributable to shareholders of Mechel OAO amounted to $1.7 billion

Moscow, Russia – April 15, 2013 – Mechel OAO (NYSE: MTL), a leading Russian mining and steel group, today announced financial results for the full year 2012.

Evgeny Mikhel, Mechel OAO’s Chief Executive Officer, commented on the 2012 financial results:
“Last year the Group operated as key markets for mining products continued to weaken against a background of general world economic volatility. This is reflected in the worsening of the financial results of our main activities, as well as the need to book reserves and make several significant write-offs. At the same time, with respect to most of our key operational indicators Mechel demonstrated positive dynamics in 2012. Last year we also managed to do much for further improvement going forward. It is important that despite negative pricing trends our efforts at optimizing our sales and product mix as well as working capital management lead to a record operating cash flow of more than $1.3 bn, which allowed to finance our entire CAPEX at the same time repaying some debt.

“In line with the renewed strategy, aimed at deleveraging, we have already sold a large number of those assets that had the most negative impact on our financial results. We continue talks on selling the remainder of our non-strategic assets. We were also successful in improving our debt structure and continue working on it by decreasing the share of short-term debt. We are sure that the steps we are undertaking with a focus on maximizing shareholder value, will have their positive effect very shortly.”

Consolidated Results For The Full Year 2012

US$ thousand	FY 2012 (1)	FY 2011 (1)(4)	Change Y-on-Y

Revenue from external customers	11,274,933	12,541,145	-10.1%

Intersegment sales	1,556,687	2,034,643	-23.5%

Operating (loss) / income	(897,875)	1,840,104	—

Operating margin	-8.0%	14.7%	-

Net (loss) / income attributable to shareholders of Mechel OAO	(1,664,568)	727,885	—

Adjusted net income (1) (2)	23,044	736,255	-96.9%

Adjusted EBITDA (1) (3)	1,332,055	2,396,673	-44.4%

Adjusted EBITDA, margin (1)	11.8%	19.1%	-

(1)	See Attachment A.

(2)	Adjusted net income is net income adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, loss from discontinued operations, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income.

(4)	Adjusted to effect from discontinued operations

US$ thousand	4Q 2012 (1)	3Q 2012 (1)(4)	Change Q-on-Q

Revenue from external customers	2,521,449	2,711,398	-7.0%

Intersegment sales	355,978	350,039	1.7%

Operating (loss) / income	(933,369)	129,409	—

Operating margin	-37.0%	4.8%	-

Net (loss) / income attributable to shareholders of Mechel OAO	(1,114,473)	54,911	—

Adjusted net income / (loss) (1) (2)	(160,860)	134,126	—

Adjusted EBITDA (1) (3)	100,389	375,626	-73.3%

Adjusted EBITDA, margin (1)	4.0%	13.9%	-

(1)	See Attachment A.

(2)	Adjusted net income is net income adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, loss from discontinued operations, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income.

(4)	Adjusted to effect from discontinued operations

The net revenue in 2012 decreased by 10.1% and amounted to $11.3 billion compared to $12.5 billion in 2011. The operating loss amounted to $897.9 million or -8% of the net revenue, compared to the operating income of $1,840.1 million or 14.7% of the net revenue in 2011.

In 2012 Mechel’s consolidated net loss attributable to shareholders of Mechel OAO comprised $1.7 billion compared to the net income of $727.9 million in 2011. Excluding the effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (net of deferred taxes related to non controlling interests) the adjusted net profit amounts to $23.0 million in 2012.

The consolidated adjusted EBITDA in 2012 decreased by 44.4% to $1.3 billion, compared to $2.4 billion in 2011. Depreciation, depletion and amortization in 2012 for the Company were $586.2 million, an increase of 5.4% compared to $556.4 million in 2011.

Mining Segment Results For Full Year 2012

US$ thousand	FY 2012 (1)	FY 2011 (1)(5)	Change Y-on-Y

Revenue from external customers	3,297,560	4,173,799	-21.0%

Intersegment sales	717,495	1,018,229	-29.5%

Operating income	664,278	1,691,385	-61.9%

Net income attributable to shareholders of Mechel OAO	360,770	1,069,892	-66.3%

Adjusted net income (1) (2)	383,438	1,069,892	-64.2%

Adjusted EBITDA(1) (3)	998,285	2,023,827	-50.7%

Adjusted EBITDA, margin (4)	24.9%	39.0%	—

(1)	See Attachment A.

(2)	Adjusted net income is net income adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, loss from discontinued operations, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

(5)	Adjusted to effect from discontinued operations

US$ thousand	4Q 2012 (1)	3Q 2012 (1)(5)	Change Q-on-Q

Revenue from external customers	675,999	780,884	-13.4%

Intersegment sales	143,283	168,284	-14.9%

Operating income / (loss)	(24,116)	200,256	—

Net (loss) / income attributable to shareholders of Mechel OAO	(67,475)	216,765	—

Adjusted net (loss) / income (1) (2)	(67,486)	218,739	—

Adjusted EBITDA(1) (3)	33,108	305,156	-89.2%

Adjusted EBITDA, margin (4)	4.0%	32.2%	—

(1)	See Attachment A.

(2)	Adjusted net income is net income adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, loss from discontinued operations, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales

(5)	Adjusted to effect from discontinued operations

Mining Segment Output and Sales For The Full Year 2012

Production:

	FY 2012,	FY 2011,	FY 2012 vs.
Product name	thousand tonnes*	thousand tonnes*	FY 2011, %
Coal (run-of-mine)	27,763	27,625	1%

Product Sales:

	FY 2012,	FY 2011,	FY 2012 vs.
Product name	thousand tonnes*	thousand tonnes*	FY 2011, %
Coking coal concentrate	11,548	12,511	-8%

Including coking coal concentrate supplied to Mechel enterprises	2,590	2,876	-10%

PCI	2,423	1,969	23%

Anthracites	2,330	2,344	-1%

Including anthracites supplied to Mechel enterprises	201	304	-34%

Steam coal	5,977	6,438	-7%

Including steam coal supplied to Mechel enterprises	1,472	1,102	34%

Iron ore concentrate	4,429	4,404	1%

Including iron ore concentrate supplied to Mechel enterprises	272	1,693	-84%

Coke	3,561	3,457	3%

Including coke supplied to Mechel enterprises	2,448	2,415	1%

* Adjusted to effect from discontinued operations.
The mining segment’s revenue from external customers in 2012 totaled $3.3 billion, or 29% of consolidated net revenue, a decrease of 21.0% over the segment’s revenue from external customers of $4.2 billion, or 33% of consolidated net revenue in 2011.

Operating income in the mining segment in 2012 decreased by 61.9% to $644.3 million, or 16.1% of the segment’s total revenue, compared to an operating income of $1,691.4 million, or 32.6% of total segment revenue for 2011. The 2012 adjusted EBITDA in the mining segment decreased by 50.7% and amounted to $998.3 million compared to segment’s adjusted EBITDA of $2.0 billion in 2011. The adjusted EBITDA margin for the mining segment in 2012 was 24.9% compared to 39.0% in 2011. Depreciation, depletion and amortization in the mining segment amounted to $317.0 million which is 3.5% lower than $328.5 million in 2011.

Mechel Mining Management Company OOO’s Chief Executive Officer Boris Nikishichev commented on the mining division’s results:
“The past year was complicated for the mining division and required maximum mobilization of our resources and making difficult managerial decisions in order to retain positions gained earlier. Unsolved global economic problems continued to have a negative impact on the mining industry, which led to a significant drop in prices on practically all mining products as well as a decrease in demand in our traditional European and CIS markets.
“In these conditions, we concentrated on cost control and re-orienting sales toward alternative markets. The division’s enterprises once again proved that they have great resilience and can demonstrate good operational results even in critical conditions. For example, Southern Kuzbass Coal Company managed to compensate the drop in underground mining by an increase in open-pit mining, while Yakutugol increased production by 20% compared to 2011, reaching 10 million tonnes of coal a year, which enabled us to compensate for the temporary stoppage of several assets of our US subsidiary Mechel Bluestone in late 2012, and attain positive production dynamics over the division as a whole.
“Despite a significant decrease in our capital spending program in 2012, we continued investing in our production assets. Southern Kuzbass Coal Company and Korshunov Mining Plant acquired new coal transport equipment. Completed works on boring and reinforcing the vertical shaft as part of constructing Sibirginskaya Mine’s second line. At the Elga deposit, last year construction of a seasonal washing plant was completed. Production of coking coal concentrate at this plant directly near the open pit enables the company to test and perfect the technology of washing Elga coals for further use when constructing the regular washing plant. In order to implement the project, we are concluding framework agreements with suppliers of mining equipment. Additionally, we have ensured full access to a major Pacific port which guarantees exports to Asia Pacific. We intend to continue applying all efforts to stage-by-stage development of the Elga coal deposit, creating a firm base for increased production and consolidation of Mechel’s position as a leading coking coal exporter in Asia Pacific.”

Steel Segment Results For The Full Year 2012

US$ thousand	FY 2012 (1)	FY 2011 (1)	Change Y-on-Y

Revenue from external customers	6,803,413	7,154,417	-4.9%

Intersegment sales	267,908	310,416	-13.7%

Operating (loss) / income	(1,364,557)	191,745	-

Net loss attributable to shareholders of Mechel OAO	(1,677,326)	(232,606)	621.1%

Adjusted net loss (1) (2)	(227,013)	(232,606)	-2.4%

Adjusted EBITDA (1) (3)	290,152	318,875	-9.0%

Adjusted EBITDA, margin (4)	4.1%	4.3%	-

(1)	See Attachment A.

(2)	Adjusted net loss is net loss adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, loss from discontinued operations, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

US$ thousand	4Q 2012 (1)	3Q 2012 (1)	Change Q-on-Q

Revenue from external customers	1,557,055	1,699,564	-8.4%

Intersegment sales	72,752	49,629	46.6%

Operating loss	(861,326)	(42,868)	1,909.3%

Net loss attributable to shareholders of Mechel OAO	(925,496)	(110,989)	733.9%

Adjusted net loss (1) (2)	(38,824)	(35,740)	8.6%

Adjusted EBITDA (1) (3)	75,565	74,747	1.1%

Adjusted EBITDA, margin (4)	4.6%	4.3%	-

(1)	See Attachment A.

(2)	Adjusted net loss is net loss adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, loss from discontinued operations, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Steel Segment Output and Sales to 3rd Parties For The Full Year 2012

Production:

	FY 2012,	FY 2011,	FY 2012 vs.
Product name	thousand tonnes	thousand tonnes	FY 2011, %
Pig iron	4,161	3,728	12%

Steel	6,532	6,118	7%

Product Sales:

	FY 2012,	FY 2011,	FY 2012 vs.
Product name	thousand tonnes	thousand tonnes	FY 2011, %
Flat products	710	679	5%

Including those produced by third parties	370	391	-5%

Long products	3,861	3,821	1%

Including those produced by third parties	801	818	-2%

Billets	2,036	2,092	-3%

Including those produced by third parties	674	1,437	-53%

Hardware and welded mesh	962	961	0%

Including those produced by third parties	46	52	-12%

Forgings	55	60	-8%

Stampings	111	117	-5%

Mechel’s steel segment’s revenue from external customers in 2012 amounted to $6.8 billion, or 60% of the consolidated net revenue, a decrease of 5.5% over the segment’s revenue from external customers of $7.2 billion, or 57% of consolidated revenue, in 2011.

In 2012, the steel segment’s operating loss totaled $1.4 billion, or -19.3% of the segment’s revenue, versus an operating income of $191.7 million, or 2.6% of total segment revenue, in 2011. The adjusted EBITDA in the steel segment in 2012 decreased by 9.0% and amounted to $290.2 million, compared to the adjusted EBITDA of $318.9 million in 2011. The adjusted EBITDA margin of the steel segment was 4.1% in 2012, versus an adjusted EBITDA margin of 4.3% in 2011. Depreciation and amortization in the steel segment increased by 34.6% from $126.0 million in 2011 to $169.6 million in 2012.

Mechel-Steel Management Company OOO’s Chief Executive Officer Vladimir Tytsky noted in commenting on the steel segment’s results:
“As a whole, last year for the steel division was characterized by growing production and sales volumes on practically all counts. Despite a worsening market situation, this enabled us to minimize the decrease in profit. EBITDA and net loss also worsened marginally compared to 2011. Our electrometallurgical assets abroad had the most negative impact on the segment’s results. Their activity was responsible for a significant part of our write-offs that had such an effect on the final financial results. In implementing the group’s new strategy for optimizing its asset structure, in the first quarter of this year we sold our Romanian-based steel plants, and their activities will no longer have a negative influence on the division’s results. At the same time, Russian enterprises showed stable work with high loads. It is worth noting that along with stable production volumes at our main plants despite weakening markets we managed to notably reduce inventories and optimize working capital benefitting from our sales network, which significantly improved our cash flow. We were successful in controlling production costs, launched production of new types of high value-added products, as well as mastered the technology of smelting rail steels and their out-of-furnace processing as part of preparation for the launch of Chelyabinsk Metallurgical Plant’s universal rolling mill. Once the winter season, when demand for steel products is traditionally low, was over, we are seeing a certain stabilization of construction rolls and can forecast its improvement once the construction activity picks up, which will undoubtedly improve the division’s results.”

Ferroalloys Segment Results For The Full Year 2012

			Change
US$ thousand	FY 2012 (1)	FY 2011 (1)	Y-on-Y

Revenue from external customers	416,721	475,254	-12.3%

Intersegment sales	87,411	199,191	56.1%

Operating loss	(259,896)	(44,912)	478.7%

Net loss attributable to shareholders of Mechel OAO	(292,070)	(71,580)	308.0%

Adjusted net loss (1) (2)	(185,138)	(71,580)	158.6%

Adjusted EBITDA (1) (3)	(48,559)	45,877	-

Adjusted EBITDA, margin (4)	-9.6%	6.8%	-

(1)	See Attachment A.

(2)	Adjusted net loss is net loss adjusted for effects of impairment of long-lived assets and goodwill and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

			Change
US$ thousand	4Q 2012 (1)	3Q 2012 (1)	Q-on-Q

Revenue from external customers	68,607	91,008	-24.6%

Intersegment sales	14,432	23,025	-37.3%

Operating loss	(66,304)	(24,525)	170.4%

Net loss attributable to shareholders of Mechel OAO	(87,288)	(41,687)	109.4%

Adjusted net loss (1) (2)	(63,354)	(41,687)	52.0%

Adjusted EBITDA (1) (2)	(30,538)	(3,143)	871.6%

Adjusted EBITDA, margin (3)	-36.8%	-2.8%	—

(1)	See Attachment A.

(2)	Adjusted net loss is net loss adjusted for effects of impairment of long-lived assets and goodwill and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income .

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

Product Sales:

	FY 2012,	FY 2011,	FY 2012 vs.
Product name	thousand tonnes	thousand tonnes	FY 2011, %
Nickel	11	16.3	-32%

Including nickel supplied to Mechel enterprises	2	4.9	-67%

Ferrosilicon	78	83.8	-6%

Including ferrosilicon supplied to Mechel enterprises	30	30.3	-2%

Chrome	70	58.4	20%

Including chrome supplied to Mechel enterprises	9	13.5	-37%

The ferroalloy segment’s revenue from external customers in 2012 amounted to $416.7 million, or 4% of consolidated net revenue, a decrease of 12.3% compared with the segment’s revenue from external customers of $475.3 million or 4% of consolidated net revenue, in 2011.

In 2012, the operating loss in the ferroalloys segment decreased by 478.7% and totaled $259.9 million, or -51.6% of total segment revenue, as compared to an operating loss of $44.9 million, or -6.7% of total segment revenue, in 2011. The adjusted EBITDA in the ferroalloys segment in 2012 amounted to negative $48.6 million, compared to segment’s adjusted positive EBITDA of $45.9 million in 2011. The adjusted EBITDA margin of the ferroalloys segment was -9.6% in 2012 compared to the adjusted EBITDA margin of 6.8% in 2011. The ferroalloys segment’s depreciation, depletion and amortization in 2012 was $89.0 million, a decrease of 1.1% over $90.0 million in 2011.

Mechel-Ferroalloys Management Company OOO’s Chief Executive Officer Sergey Zhilyakov noted:
“Last year the division has underwent significant changes in its operations. Due to the continuing weakness of the ferroalloys market we decided to halt Southern Urals Nickel Plant. The plant was making loss for the group for a considerable period as production costs were higher than its product’s market price. So the plant’s stoppage will have a positive effect on the segment’s results. At the same time, other enterprises continued to work stably. Bratsk Ferroalloy Plant’s products are in high demand and yield stable revenue for the segment despite a small increase in production costs due to higher power costs. The chrome business has shown a decrease in production costs by the end of the year as well as production growth. At the same time early this year we see a stronger demand for chrome and ferrosilicon from our foreign consumers, which means an increase in prices and allows us to expect better results. Also, in the end of 2012 the modernized furnace 14 reached its full capacity and in the second quarter we started to supply Bratsk Ferroalloy Plant with its own quartzite from the Uvatsk deposit, which will have its own positive effect in 2013.”

Power Segment Results for The Full Year 2012

			Change
US$ thousand	FY 2012 (1)	FY 2011 (1)(5)	Y-on-Y

Revenue from external customers	757,239	737,675	2.7%

Intersegment sales	483,873	506,807	-4.5%

Operating income	34,720	32,199	7.8%

Net (loss) / income attributable to shareholders of Mechel OAO	(103,521)	(5,808)	1,682.4%

Adjusted net income (1) (2)	4,908	2,562	91.5%

Adjusted EBITDA (1) (3)	44,597	40,109	11.2%

Adjusted EBITDA, margin(4)	3.6%	3.2%	—

(1)	See Attachment A.

(2)	Adjusted net (loss) income is net (loss) income adjusted for effects of impairment of long-lived assets, loss from discontinued operations and goodwill and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, loss from discontinued operations, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income .

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

(5)	Adjusted to effect from discontinued operations

			Change
US$ thousand	4Q 2012 (1)	3Q 2012 (1)(5)	Q-on-Q

Revenue from external customers	219,788	139,943	57.1%

Intersegment sales	125,511	109,101	15.0%

Operating loss	11,566	(8,153)	—

Net loss attributable to shareholders of Mechel OAO	(41,026)	(13,877)	195.6%

Adjusted net loss (1) (2)	2,720	(11,883)	—

Adjusted EBITDA (1) (3)	15,441	(5,883)	—

Adjusted EBITDA, margin(4)	4.5%	-2.3%	—

(1)	See Attachment A.

(2)	Adjusted net income is net income adjusted for effects of impairment of long-lived assets and goodwill, loss from discontinued operations and provision for amounts due from related parties (including income tax and amounts attributable to noncontrolling interests effects)

(3)	Adjusted EBITDA is EBITDA adjusted for effects of remeasurement of contingent liabilities at fair value, forex gain/(loss), net result on the disposal of non-current assets, impairment of long-lived assets and goodwill, loss from discontinued operations, provision for amounts due from related parties, amounts attributable to noncontrolling interests and interest income.

(4)	Adjusted EBITDA margin is calculated as a percentage of consolidated revenues of the segment, including intersegment sales.

(5)	Adjusted to effect from discontinued operations

Power Segment Output and Sales For The Full Year 2012

			FY 2012 vs. FY 2011,
Product name	FY 2012	FY 2011%
Electric power generation (ths. kWh)	4,272,610	3,915,202	9%

Heat power generation (Gcal)	7,945,674	7,142,197	11%

Mechel’s power segment revenue from external customers in 2012 was $757.2 million, or 7% of consolidated net revenue, an increase of 2.6% compared with the segment’s revenue from external customers of $737.7 million or 6% of consolidated net revenue in 2011.

The operating income in the power segment in 2012 amounted to $34.7 million, or -2.8% of the segment’s revenue in the same period compared to an operating income of $32.2 million, or 2.6% of the total segment revenue, in 2011. The adjusted EBITDA in the power segment in 2012 amounted to negative $44.6 million, compared to the adjusted positive EBITDA of $40.1 million in 2011. The adjusted EBITDA margin for the power segment in 2012 amounted to 3.6% compared to 3.2% in 2011. Depreciation and amortization in power segment in 2012 decreased by 10.1% comparing with the 2011 from $11.9 million to $10.7 million.

Mechel-Energo OOO’s Chief Executive Officer Yuri Yampolsky noted:
“The segment’s final financial results were notably impacted by accounting losses due to the disposal of our Bulgarian-based Toplofikatsia Rousse power plant. Apart from that, the power division worked well. We increased production volumes, revenue, operational profit and EBITDA. Adjusted net profit, without Toplofikatsia Rousse’s write-offs, also came out higher than the previous year. We continue a stage-by-stage modernization of the division’s production assets in order to maintain our ability to offer our consumers uninterrupted supplies of electricity and heat.”

Recent Highlights

•	In December 2012, Mechel announced the disposal of 100% of the shares of Toplofikatsia Rousse EAD (TPP Rousse, Bulgaria). The disposal is valued at approximately 24.8 million dollars.

•	In December 2012, Mechel reported halting production at Southern Urals Nickel Plant OAO considering persistent negative trends on global nickel market and unfavorable forecasts for its recovery in the foreseeable future, in order to minimize the plant’s losses.

•	In January 2013, Mechel reported acquiring 55% (73.33% of common shares) of Vanino Sea Trade Port OAO. Later Mechel reported selling a part of its earlier acquired controlling stake in Vanino Sea Trade Port OAO to Russian and foreign investors, retaining some 1.5% of the enterprise’s common shares. In January Mechel reported that Mecheltrans OOO acquired 21.64% of Vanino Sea Trade Port OAO’s common shares from one of the port’s minor shareholders – a subsidiary of the company En+.

•	In January 2013, Mechel reported the resumption of work at several of Mechel Bluestone’s mining facilities due to decreased coal inventories. The complexes are due to produce some 135,000 tonnes a month.

•	In February 2013, Mechel reported that it has disposed of its Romanian steel assets - Ductil Steel Mechel, Campia Turzii S.A., Mechel Targoviste S.A., Mechel East Europe Metallurgical Division SRL, Laminorul S.A — to a privately held Romanian group, Romania’s Invest Nikarom SRL. The transaction terms will result in Mechel receiving a nominal contribution.

•	In March 2013, Mechel announced that its subsidiary Mechel Carbon (Singapore) Pte. Ltd. has signed a memorandum for supplies of coking coal with Baosteel Resources Int. Co. Ltd. According to the memorandum Mechel Carbon is due to directly supply Baosteel with 960,000 tonnes of coking coal annually.

•	In March 2013, Mechel announced its decision to make an early redemption of its 05 series bonds, placed on October 20, 2009, as well as to pay the accumulated coupon interest for the 14 coupon period.

•	In April 2013, Mechel announced reaching an agreement with an international syndicate of lender banks on getting approval for waivers and amendments to certain major credit facilities.

•	In April Mechel announced signing an agreement with VTB Bank for a 40-billion-ruble (approximately 1.3-billion-dollar*) loan.

***

Financial Position

Capital expenditure on property, plant and equipment and acquisition of mineral licenses for the FY2012 amounted to $1,028.8 million, of which $612.2 million was invested in the mining segment, $360.6 million was invested in the steel segment, $46.3 million was invested in the ferroalloy segment and $9.7 million was invested in the power segment.

As of December 31, 2012, total debt was $9.4 billion. Cash and cash equivalents amounted to $295 million and net debt amounted to $9.1 billion (net debt is defined as total debt outstanding less cash and cash equivalents) at end of 4Q 2012.

The management of Mechel will host a conference call today at 10:00 a.m. New York time (3:00 p.m. London time, 6:00 p.m. Moscow time) to review Mechel’s financial results and comment on current operations. The call may be accessed via the Internet at http://www.mechel.com, under the Investor Relations section.

***

Mechel OAO
Vladislav Zlenko
Director of Investor Relations
Mechel OAO
Phone: 7-495-221-88-88
Fax: 7-495-221-88-00
vladislav.zlenko@mechel.com

***

Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

***

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

Attachments to the FY 2012 Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Adjusted EBITDA represents earnings before Depreciation, depletion and amortization, Foreign exchange gain/(loss), Loss from discontinued operations, Gain/(loss) from remeasurement of contingent liabilities at fair value, Interest expense, Interest income, Net result on the disposal of non-current assets, Impairment of long-lived assets and goodwill, Provision for amounts due from related parties, Amount attributable to noncontrolling interests and Income taxes. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of our net revenues. Our adjusted EBITDA may not be similar to EBITDA measures of other companies. Adjusted EBITDA is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted EBITDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions and other investments and our ability to incur and service debt. While interest, depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted EBITDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted net income / (loss) represents net income / (loss) before Loss from discontinued operations, Impairment of long-lived assets and goodwill and Provision for the amounts due from related parties, including the effect on income tax and amounts attributable to noncontrolling interests. Our adjusted net income / (loss) may not be similar to adjusted net income / (loss) measures of other companies. Adjusted net income / (loss) is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that our adjusted net income / (loss) provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations. While impairment of long-lived assets and goodwill and provision for the amounts due from related parties are considered operating costs under generally accepted accounting principles, these expenses represent the non-cash current period allocation of costs associated with assets acquired or constructed in prior periods. Our adjusted net income / (loss) calculation is used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the metals and mining industry.

Adjusted EBITDA can be reconciled to our consolidated statements of operations as follows:

Consolidated results

US$ thousand	FY 2012	FY 2011
Net (loss) / income	(1,664,568)	727,885

Add:

Depreciation, depletion and amortization	586,218	556,357

Forex loss / (gain)	(88,711)	117,076

Loss from remeasurement of contingent liabilities at fair value	1,906	1,760

Interest expense	669,353	560,548

Interest income	(70,509)	(16,786)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for amounts due from related parties	1,611,099	5,151

Loss from discontinued operation, net of income tax	108,429	8,370

Amount attributable to non-controlling interests	(317)	75,562

Income taxes	179,155	360,750

Adjusted EBITDA	1,332,055	2,396,673

US$ thousand	4Q 2012	3Q 2012
Net (loss) / income	(1,114,473)	54,910

Add:

Depreciation, depletion and amortization	135,805	139,605

Forex loss / (gain)	(82,884)	(126,630)

Loss from remeasurement of contingent liabilities at fair value	493	484

Interest expense	184,880	159,529

Interest income	(18,056)	(15,883)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for amounts due from related parties	916,462	74,500

Loss from discontinued operation, net of income tax	43,746	1,993

Amount attributable to noncontrolling interests	(7,376)	17,730

Income taxes	41,792	69,388

Adjusted EBITDA	100,389	375,626

Adjusted Net income / (loss) can be reconciled as follows:

US$ thousand	FY 2012	FY 2011
Net (loss) / income	(1,664,567)	727,885

Impairment of long-lived assets and goodwill and provision for amounts due from related parties	1,627,004	—

Amount attributable to noncontrolling interests	(27,778)	—

Income taxes	(20,043)	—

Loss from discontinued operation, net of income tax	108,429	8,370

Adjusted net income	23,044	736,255

US$ thousand	4Q 2012	3Q 2012
Net (loss) / income	(1,114,473)	54,911

Impairment of long-lived assets and goodwill and provision for amounts due from related parties	909,868	77,222

Loss from discontinued operation, net of income tax	43,746	1,993

Adjusted net (loss) / income	(160,860)	134,126

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2012	FY 2011
Revenue, net	11,274,933	12,541,145

Adjusted EBITDA	1,332,055	2,396,673

Adjusted EBITDA, margin	11.81%	19.11%

US$ thousand	4Q 2012	3Q 2012
Revenue, net	2,521,449	2,711,398

Adjusted EBITDA	100,389	375,627

Adjusted EBITDA, margin	3.98%	13.85%

Mining Segment

US$ thousand	FY 2012	FY 2011
Net income	360,770	1,069,892

Add:

Depreciation, depletion and amortization	317,005	328,521

Forex loss / (gain)	(65,795)	60,718

Loss from remeasurement of contingent liabilities at fair value	1,906	1,760

Interest expense	280,787	310,318

Interest income	(101,495)	(138,960)

Net result on the disposal of non-current assets	5,636	8,609

Amount attributable to noncontrolling interests	45,976	80,050

Income taxes	153,495	302,919

Adjusted EBITDA	998,285	2,023,827

US$ thousand	4Q 2012	3Q 2012
Net income	(67,475)	216,765

Add:

Depreciation, depletion and amortization	73,994	76,515

Forex loss / (gain)	(67,635)	(93,695)

Loss from remeasurement of contingent liabilities at fair value	493	484

Interest expense	75,358	64,605

Interest income	(17,478)	(29,389)

Net result on the disposal of non-current assets	6,441	(2,388)

Amount attributable to noncontrolling interests	7,402	10,394

Income taxes	22,008	61,866

Adjusted EBITDA	33,108	305,157

Adjusted Net income/loss can be reconciled as follows:

US$ thousand	FY 2012	FY 2011
Net income	360,770	1,069,892

Provision for amounts due from related parties	22,668	—

Adjusted net income	383,438	1,069,892

US$ thousand	4Q 2012	3Q 2012
Net (loss) / income	(67,475)	216,765

Provision for amounts due from related parties	(11)	1,974

Adjusted net (loss) / income	(67,486)	218,739

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2012	FY 2011
Revenue (including intersegment sales)	4,015,055	5,192,028

Adjusted EBITDA	998,285	2,023,827

Adjusted EBITDA, margin	24,86%	38.98%

US$ thousand	4Q 2012	3Q 2012
Revenue (including intersegment sales)	819,282	949,168

Adjusted EBITDA	33,108	305,156

Adjusted EBITDA, margin	4.04%	32.15%

Steel Segment

US$ thousand	FY 2012	FY 2011
Net loss	(1,677,326)	(232,606)

Add:

Depreciation, depletion and amortization	169,582	125,987

Forex loss	(46,071)	80,739

Interest expense	383,184	318,956

Interest income	(21,927)	(13,377)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for amounts due from related parties	1,482,809	271

Amount attributable to noncontrolling interests	(25,350)	(9,708)

Income taxes	25,251	48,613

Adjusted EBITDA	290,152	318,875

US$ thousand	4Q 2012	3Q 2012
Net loss	(925,496)	(110,989)

Add:

Depreciation, depletion and amortization	44,925	39,762

Forex loss / (gain)	(22,973)	(48,171)

Interest expense	105,030	96,128

Interest income	(16,197)	155

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill and provision for amounts due from related parties	887,103	76,726

Amount attributable to noncontrolling interests	(11,129)	8,470

Income taxes	14,301	12,666

Adjusted EBITDA	75,564	74,747

Adjusted Net income / (loss) can be reconciled as follows:

US$ thousand	FY 2012	FY 2011
Net loss	(1,677,326)	(232,606)

Impairment of long-lived assets and goodwill and provision for amounts due from related parties	1,480,430	—

Amount attributable to noncontrolling interests	(15,320)	—

Income taxes	(14,797)	—

Adjusted net loss	(227,013)	(232,606)

US$ thousand	4Q 2012	3Q 2012
Net loss	(925,496)	(110,989)

Impairment of long-lived assets and goodwill and provision for amounts due from related parties	886,672	75,249

Adjusted net loss	(38,824)	(35,740)

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2012	FY 2011
Revenue (including intersegment sales)	7,071,321	7,464,833

Adjusted EBITDA	290,152	318,875

Adjusted EBITDA, margin	4.10%	4.27%

US$ thousand	4Q 2012	3Q 2012
Revenue (including intersegment sales)	1,629,807	1,749,193

Adjusted EBITDA	75,565	74,747

Adjusted EBITDA, margin	4.64%	4.27%

Ferroalloys Segment

US$ thousand	FY 2012	FY 2011
Net loss	(292,070)	(71,580)

Add:

Depreciation, depletion and amortization	88,969	89,986

Forex loss / (gain)	23,153	(24,211)

Interest expense	34,018	51,568

Interest income	(59)	(2,117)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill	124,107	1,174

Amount attributable to noncontrolling interests	(23,828)	(690)

Income taxes	(2,849)	1,747

Adjusted EBITDA	(48,559)	45,877

US$ thousand	4Q 2012	3Q 2012
Net loss	(87,288)	(41,687)

Add:

Depreciation, depletion and amortization	14,194	20,856

Forex (gain) / loss	7,711	15,236

Interest expense	11,836	6,729

Interest income	(3)	253

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill	22,915	142

Amount attributable to noncontrolling interests	(4,668)	(1,032)

Income taxes	4,765	(3,640)

Adjusted EBITDA	(30,538)	(3,143)

Adjusted Net income / (loss) can be reconciled as follows:

US$ thousand	FY 2012	FY 2011
Net loss	(292,070)	(71,580)

Impairment of long-lived assets and goodwill	123,906	—

Amount attributable to noncontrolling interests	(12,458)	—

Income taxes	(4,516)	—

Adjusted net loss	(185,138)	(71,580)

US$ thousand	4Q 2012	3Q 2012
Net loss	(87,288)	(41,687)

Impairment of long-lived assets and goodwill	23,205	—

Income taxes	729	—

Adjusted net loss	(63,354)	(41,687)

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2012	FY 2011
Revenue (including intersegment sales)	504,133	674,445

Adjusted EBITDA	(48,559)	45,877

Adjusted EBITDA, margin	-9.63%	6.80%

US$ thousand	4Q 2012	3Q 2012
Revenue (including intersegment sales)	83,038	114,033

Adjusted EBITDA	(30,538)	(3,143)

Adjusted EBITDA, margin	-36.77%	-2.76%

Power Segment

US$ thousand	FY 2012	FY 2011
Net loss	(103,521)	(5,808)

Add:

Depreciation, depletion and amortization	10,662	11,863

Forex (gain) / loss	1	(169)

Interest expense	24,372	17,580

Interest income	(38)	(205)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill	(1,452)	(4,903)

Loss from discontinued operation, net of income tax	108,429	8,370

Amount attributable to noncontrolling interests	2,885	5,910

Income taxes	3,258	7,471

Adjusted EBITDA	44,597	40,109

US$ thousand	4Q 2012	3Q 2012
Net loss	(41,026)	(13,877)

Add:

Depreciation, depletion and amortization	2,691	2,471

Forex loss / (gain)	12	1

Interest expense	8,299	5,166

Interest income	(21)	(1)

Net result on the disposal of non-current assets, impairment of long-lived assets and goodwill	3	19

Loss from discontinued operation, net of income tax	43,746	1,993

Amount attributable to noncontrolling interests	1,019	(102)

Income taxes	718	(1,503)

Adjusted EBITDA	15,441	(5,833)

Adjusted Net income/loss can be reconciled as follows:

US$ thousand	FY 2012	FY 2011
Net loss	(103,521)	(5,808)

Loss from discontinued operation, net of income tax	108,429	8,370

Adjusted net income	4,908	2,562

US$ thousand	4Q 2012	3Q 2012
Net loss	(41,026)	(13,877)

Impairment of goodwill	—	—

Income taxes	—	—

Loss from discontinued operation, net of income tax	43,746	1,994

Adjusted net (loss) / income	2,720	(11,883)

Adjusted EBITDA margin can be reconciled as a percentage to our Revenues as follows:

US$ thousand	FY 2012	FY 2011
Revenue (including intersegment sales)	1,241,112	1,244,482

Adjusted EBITDA	44,597	40,109

Adjusted EBITDA, margin	3.59%	3.22%

US$ thousand	4Q 2012	3Q 2012
Revenue (including intersegment sales)	345,299	249,044

Adjusted EBITDA	15,441	(5,833)

Adjusted EBITDA, margin	4.47%	-2.348%

Consolidated Balance Sheets
(in thousands of U.S. dollars)
	December 31 2012	December 31 2011

ASSETS
Cash and cash equivalents	$294,958	$642,648
Accounts receivable, net of allowance for doubtful accounts of $84,367 in 2012 and $46,062 in 2011	705,462	816,446
Due from related parties, net of allowance of $919,113 in 2012	451,377	1,315,288
Inventories	2,073,189	2,592,896
Deferred income taxes	31,629	35,719
Current assets of discontinued operations	59,223	16,209
Prepayments and other current assets	561,789	653,461
Total current assets	4,177,627	6,072,667

Long-term investments in related parties	7,853	8,150
Other long-term investments	14,671	13,997
Property, plant and equipment, net	7,798,839	7,049,625
Mineral licenses, net	4,658,657	4,733,676
Other non-current assets	183,566	203,745
Deferred income taxes	55,243	27,817
Goodwill	798,847	1,049,514
Non-current assets of discontinued operations	—	150,608
Total assets	$17,695,303	$19,309,799

LIABILITIES AND EQUITY
Short-term borrowings and current portion of long-term debt	$1,460,750	$2,651,357
Accounts payable and accrued expenses:
Trade payable to vendors of goods and services	1,053,344	972,920
Advances received	154,881	205,994
Accrued expenses and other current liabilities	337,433	280,935
Taxes and social charges payable	314,283	276,580
Unrecognized income tax benefits	20,202	2,190
Due to related parties	199,097	179,672
Asset retirement obligation, current portion	5,023	3,648
Deferred income taxes	38,485	41,822
Current liabilities of discontinued operations	17,801	5,183
Pension obligations, current portion	20,044	22,005
Dividends payable	3,086	4
Finance lease liabilities, current portion	132,090	96,907
Total current liabilities	3,756,519	$4,739,217

Long-term debt, net of current portion	7,929,489	6,732,029
Asset retirement obligations, net of current portion	44,831	39,593
Pension obligations, net of current portion	177,218	143,673
Deferred income taxes	1,499,990	1,514,864
Finance lease liabilities, net of current portion	347,768	375,249
Due to related parties	16,862	—
Long-term liabilities of discontinued operations	—	17,337
Other long-term liabilities	382,969	382,511
EQUITY
Common shares (10 Russian rubles par value; 497,969,086 shares authorized, 416,270,745 shares issued and outstanding as of December 31, 2012 and 2011)	133,507	133,507
Preferred shares (10 Russian rubles par value; 138,756,915 shares authorized, 83,254,149 shares issued and outstanding as of December 31, 2012 and 2011)	25,314	25,314
Additional paid-in capital	845,215	845,994
Accumulated other comprehensive loss	(326,933)	(356,580)
Retained earnings	2,500,278	4,345,754

Equity attributable to shareholders of Mechel OAO	3,177,381	4,993,989
Noncontrolling interests	362,276	371,337

Total equity	3,539,657	5,365,326
Total liabilities and equity	$17,695,303	$19,309,799

Consolidated Statements of Income and Comprehensive
Income (Loss)
(in thousands of U.S. dollars)	Year ended December 31,
	2012	2011
Revenue, net (including related party amounts of $759,577 and $904,876 during 2012 and 2011, respectively)	$11,274,933	$12,541,145
Cost of goods sold (including related party amounts of $844,214 and $1,612,001 during 2012 and 2011, respectively)	(8,024,210)	(8,236,807)

Gross profit	3,250,723	4,304,338
Selling, distribution and operating expenses:

Selling and distribution expenses	(1,761,961)	(1,736,265)
Taxes other than income tax	(127,147)	(102,788)
Accretion expense	(5,021)	(6,659)
Loss on write-off of property, plant and equipment	(11,429)	(11,006)
Impairment of goodwill and long-lived assets	(707,891)	—
Provision for amounts due from related parties	(919,113)	—
Provision (recovery of provision) for doubtful accounts	(28,344)	1,331
General, administrative and other operating expenses, net	(587,692)	(608,847)

Total selling, distribution and operating expenses	(4,148,598)	(2,464,234)

Operating (loss) income	(897,875)	1,840,104
Other income and (expense):

Income from equity investments	475	304
Interest income	70,509	16,785
Interest expense	(669,353)	(560,548)
Foreign exchange gain (loss)	88,711	(117,076)
Other income (expenses), net	30,232	(7,002)

Total other income and (expense), net	(479,426)	(667,537)

(Loss) income from continuing operations, before income tax and discontinued operations	(1,377,301)	1,172,567
Income tax expense	(179,155)	(360,750)

(Loss) income from continuing operations	(1,556,456)	811,817

Net loss from discontinued operations, net of income tax	(108,429)	(8,370)
Net (loss) income	(1,664,885)	803,447

Less: Net loss (income) attributable to noncontrolling interests	317	(75,562)

Net (loss) income attributable to shareholders of Mechel OAO	$(1,664,568)	$727,885
Less: Dividends on preferred shares	(79,056)	(78,281)
Net (loss) income attributable to common shareholders of Mechel OAO	(1,743,624)	649,604

Net (loss) income	(1,664,885)	803,447
Currency translation adjustment	70,893	(170,794)
Change in pension benefit obligation	(17,778)	(7,160)
Adjustment of available-for-sale securities	(300)	(2,245)

Comprehensive (loss) income	$(1,612,070)	$623,248

Comprehensive income attributable to noncontrolling interests	(22,851)	(50,527)
Comprehensive (loss) income attributable to shareholders of Mechel OAO	(1,634,921)	572,721

Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)	Year ended December 31,
	2012	2011

Cash Flows from Operating Activities
Net (loss) income from continuing operations attributable to shareholders of Mechel OAO	(1,556,139)	736,255
Net loss (income) from continuing operations attributable to non-controlling interests	(317)	75,562

Net (loss) income from continuing operations	$(1,556,456)	$811,817
Adjustments to reconcile net (loss) income from continuing operations to net cash provided by operating activities:

Depreciation	438,661	372,558
Depletion and amortization	147,557	183,799
Foreign exchange (gain) loss	(88,711)	117,076
Deferred income taxes	(66,035)	7,782
Provision (recovery of provision) for doubtful accounts	28,344	(1,331)
Change in inventory reserves	41,035	18,276
Accretion expense	5,021	6,659
Change in asset retirement obligations	(4,998)	(6,823)
Loss on write-off of property, plant and equipment	11,429	11,006
Impairment of goodwill and long-lived assets	707,891	—
Provision for amounts due from related parties	919,113	—
Income from equity investments	(475)	(304)
Non-cash interest on pension liabilities	12,159	13,583
Gain on sale of property, plant and equipment	(7,477)	(7,422)
Gain on accounts payable with expired legal term	(4,057)	(5,390)
Gain on forgiveness of fines and penalties	(2,777)	(47)
Amortization of loan origination fee	54,718	53,352
Loss resulting from accretion and remeasurement of contingent obligation	1,906	1,760
Pension benefit plan curtailment gain	(1,691)	(38,711)
Pension service cost, amortization of prior service cost and actuarial (gain) loss, other expenses	4,725	5,165
Changes in working capital items, net of effects from acquisition of new subsidiaries:

Accounts receivable	66,310	(318,039)
Inventories	634,527	(763,371)
Trade payable to vendors of goods and services	72,954	257,599
Advances received	(56,418)	(145,604)
Accrued taxes and other liabilities	59,416	13,938
Settlements with related parties	(241,908)	390,940
Other current assets	99,748	(80,961)
Net operation cash flows of discontinued operations	(6,737)	(12,484)
Dividends received	25,956	—
Unrecognized income tax losses (benefits)	17,598	(2,285)
Net cash provided by operating activities	1,311,328	882,538

Cash Flows from Investing Activities
Acquisition of DEMP, less cash acquired	(32,810)	(70,044)
Acquisition of Cognor, less cash acquired	(24,172)	—
Acquisition of Lomprom Rostov, less cash acquired	(24)	—
Advance payment received in association with sale of TPP Rousse shares	2,640	—
Acquisition of other subsidiaries, less cash acquired	—	(5,643)
Capital contribution in affiliates	—	(571)
Proceeds from disposal of investments in affiliates	2,998	6
Short-term loans issued and other investments (including related party amounts of $nil in 2012 and $944,530 in 2011)	(4,451)	(1,089,850)
Proceeds from short-term loans issued	217,810	353,624
Proceeds from disposals of property, plant and equipment	23,498	20,469
Prepayment for the participation in auction	—	(7,869)
Purchases of mineral licenses	(6,079)	(23,088)
Cash flows from discontinued operations	4,174	8,642
Purchases of property, plant and equipment	(1,022,721)	(1,803,908)
Net cash used in investing activities	(839,137)	(2,618,232)

Cash Flows from Financing Activities
Proceeds from borrowings	3,977,809	5,938,730
Repayment of borrowings	(4,405,881)	(3,583,229)
Dividends paid	(186,443)	(210,233)
Dividends paid to noncontrolling interest	(29,054)	—
Acquisition of noncontrolling interest in subsidiaries	(632)	(283)
Repayment of obligations under finance lease	(149,471)	(99,372)
Cash flows from discontinued operations	(1,477)	(1,628)
Sale leaseback proceeds	3,143	35,049
Net cash (used in) provided by financing activities	(792,006)	2,079,034

Effect of exchange rate changes on cash and cash equivalents	(27,875)	(41,117)
Net (decrease) increase in cash and cash equivalents	(347,690)	302,223

Cash and cash equivalents at beginning of period	642,648	340,425
Cash and cash equivalents at end of period	$294,958	$642,648